Filed by Corporate Property Associates 12 Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 14a-6 under the Securities Exchange Act of 1934.
Subject Company – Corporate Property Associates 12 Incorporated
Registration No. 333-136031
FOR INTERNAL USE ONLY
October 2006
Dear Financial Advisor,
The Boards of Directors (the “Boards”) of Corporate Property Associates 12 (CPA®:12) and Corporate Property Associates 14 (CPA®:14) have proposed to merge the two companies, with CPA®:14 being the surviving entity. The Boards have each voted unanimously to approved the merger, and the asset sale in the case of CPA®:12’s Board, and related transactions and determined that they are in the best interest of stockholders.
We are pleased to provide you with information on the proposed merger and the asset sale. Included in this package you will find a list of your clients who are CPA®:12 and CPA®:14 stockholders and the merger-related documents that are being sent to them. The timeline of events for the proposed merger is as follows:
October 20, 2006 – Record date for stockholders entitled to vote on the merger proposal and asset sale, in the case of CPA®:12    stockholders only
October 25, 2006 – Commencement of mailing of Joint Proxy Statement/Prospectus to stockholders and their financial advisors
October 25, 2006 through November 30, 2006 – Proxy solicitation period
November 30, 2006 – CPA®:12 Special Meeting at 10 a.m. ET at the offices of W. P. Carey & Co. LLC
CPA®:14 Special Meeting at 11 a.m. ET at the offices of W. P. Carey & Co. LLC
Stockholders may authorize their proxy:
•	By mail, in the return envelope stockholders have been provided

•	By internet at https://vote.proxy-direct.com

•	By telephone (U.S. and Canada residents only) at 1-866-241-6192, 24 hours a day, 7 days a week
If we approach the Special Meeting date and have not received enough proxies to reach a quorum, Computershare Fund Services, the solicitation agent for the merger, may contact your clients to solicit their vote. Please encourage your clients who are CPA®:12 and CPA®:14 stockholders to vote at their earliest convenience. With your assistance, we will be able to get the votes required without your clients being contacted by Computershare Fund Services.
Computershare Fund Services may answer any questions that you or your clients may have as they relate to the proposed merger. They can be reached at their toll-free number, 1-866-712-3487.
We thank you again for your continued confidence and support.
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     Most sincerely,

Wm. Polk Carey	Gordon F. DuGan
Chairman	Chief Executive Officer
Additional Information About The Proposed Merger and Asset Sale
CPA®:14 has filed a joint proxy statement/prospectus dated October 25, 2006 which is included in CPA®:14’s registration statement on Form S-4/A with the Securities and Exchange Commission (“SEC”). CPA®:14 stockholders, CPA®:12 stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials, when they become available. These documents will contain important information, which should be read carefully before any decision is made with respect to the merger and in the case of CPA®:12 stockholders, the asset sale. As these documents are filed with the SEC, they become available for free at the SEC’s website. These documents will also be available for free by accessing CPA®:14’s website and CPA®:12’s website.
CPA®:14, CPA®:12 and certain of their executive officers and members of management, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger and in the case of CPA®:12, the asset sale. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger and in the case of CPA®:12, the asset sale, including any interest they have in the merger and in the case of CPA®:12, the asset sale, by reading the joint proxy statement/prospectus when it becomes available.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
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